E.K. WALLACE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL:

Total member's equity	$	13,527
Less non-allowable assets:		
Prepaid expenses and deposits		4,374
Net capital before haircuts		9,153
Less haircuts		-
Net capital		9,153
Less required net capital		5,000
Excess net capital	$	4,153
Aggregate indebtedness	$	1,080
Percentage of aggregate indebtedness to net capital		11.80%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.